Copa Holdings Announces Payment of Quarterly Dividend

PANAMA CITY, Feb. 18, 2014 /PRNewswire/ -- The Board of Directors of Copa Holdings, S.A. (NYSE: CPA), at its regular meeting held on February 12, 2014, approved its 2014 annual dividend of 3.84 per share. This dividend, which is divided in four quarterly payments, represents an amount equal to 40% of the Company's annual consolidated net income for 2013. As a result, a quarterly dividend corresponding to 1Q14 of US$0.96 per share, on all outstanding Class A and Class B shares, will be paid on March 17, 2014 to stockholders of record as of February 28, 2014.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

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CONTACT: Rafael Arias – Panama, Director-Investor Relations, (507) 304-2431